UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of Western        )     CERTIFICATE PURSUANT TO
Resources, Inc. on            )     RULE 24 UNDER THE PUBLIC
Form U-1  (File No. 70-9097)  )     UTILITY HOLDING COMPANY ACT OF 1935
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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, Western Resources, Inc. ("WRI"), a Kansas public utility holding company exempt from registration under section 3(a) of the Act pursuant
to  Rule  2,  hereby  certifies,   by  the  undersigned  officer  hereunto  duly
authorized, that the proposed transactions involving the transfer of gas utility assets by WRI to WAI, Inc. ("WAI"), a newly-formed Oklahoma corporation, and the subsequent merger of ONEOK, Inc., an Oklahoma public utility company with and into WAI, as proposed in WRI's application to the Securities and Exchange Commission (the "Commission") on Form U-1 (File No. 70-9097) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26783, dated November 24, 1997 (the "Order"), has been carried out in accordance with the terms and conditions of and for the purposes represented by the application and of the Commission's Order with respect thereto.

Exhibits

         F-2.1 "Past Tense" Opinion of Counsel of John K. Rosenberg, General Counsel of WRI

         F-2.2 "Past Tense" Opinion of Counsel of Gable Gotwals Mock Schwabe Kihle Gaberino


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Western Resources, Inc.


                                          By: /s/ John K. Rosenberg
                                                  John K. Rosenberg
                                                  Executive Vice President and
                                                  General Counsel



Dated:  January 12, 1998